The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2007 APR -9 A 10: 40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 March 2007

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07022411

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. 88(2) – Return of allotment of shares
2. 88(2) – Return of allotment of shares
3. 363s – Annual Return
4. 88(2) – Return of allotment of shares

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

PROCESSED

APR 13 2007

THOMSON FINANCIAL

Jeremy Tatham
Controller – Corporate Reporting
Direct Line 01932 264143
jeremytatham@michaelpage.com

RECEIVED

2007 APR -9 A 10:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	12	2006	31	12	2006

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	448,887		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1·34 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

WEDNESDAY

A7D6BMA7

A19 17/01/2007 525

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 16/1/07.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Allotted Shares for the period 18/12/06 to 31/~~0~~12/06

Shareholder details		Shares and share class allotted	
Name(s)		**Class of shares allotted**	**Number allotted**
Francesca Contardi **Address** Milano (MI) Italy	Post Code 20154	£0.01 ordinary shares	39,713
Name(s)		**Class of shares allotted**	**Number allotted**
Gareth Davage **Address** Park Drive Little Aston Park Sutton Coldfield UK	Post Code B74 3AW	£0.01 ordinary shares	213,092
Name(s)		**Class of shares allotted**	**Number allotted**
Pierre FALLION **Address** Zurich Switzerland	Post Code 8008	£0.01 ordinary shares	34,857
Name(s)		**Class of shares allotted**	**Number allotted**
Joost Fortuin **Address** HILVERSUM Holland	Post Code 1221 KN	£0.01 ordinary shares	50,775
Name(s)		**Class of shares allotted**	**Number allotted**
Malcolm Kelly **Address** Uvedale Road Oxted Surrey UK	Post Code RH8 0EW	£0.01 ordinary shares	3,200

Allotted Shares for the period 18/12/06 to 31/012/06

Shareholder details		Shares and share class allotted	
Name(s) Drew Norton **Address** Hadley Wood Hertfordshire UK	Post Code EN4 0EP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 76,752
Name(s) Kath Roberts **Address** 2 Tintinhull Court Mews St Margarets Road Tintinhull UK	Post Code BA22 8PL	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 25,448
Name(s) Nicolas VERMESCH **Address** CORMEILLES EN PARISIS France	Post Code 95240	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,000

RECEIVED

2007 APR -9 A 10:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 3310225

Company name in full: MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	01	2007	31	01	2007

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	92,198		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.88 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

THURSDAY

AGYR4N39

A57 15/02/2007 569
COMPANIES HOUSE

When you have completed and signed the form please send it to the *Registrar of Companies at:*

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 4

Signed [signature] Date 13/2/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Allotted Shares for the period 01/01/07 to 31/01/07

Shareholder details		Shares and share class allotted	
Name(s) Manuel Arroja **Address** Lisbon Portugal	Post Code 1300-609 Lisboa	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 17,223
Name(s) Julie Griffouliere **Address** Rennemoulin France	Post Code 78590	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 370
Name(s) Alex Holbrook (Cooper) **Address** Battersea London UK	Post Code SW11 3DP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 454
Name(s) Jean KERCKHOVE **Address** charnay France	Post Code 69380	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,272
Name(s) Julia Latham **Address** Sanderstead Surrey UK	Post Code CR2 0NS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,330

Allotted Shares for the period 01/01/07 to 31/01/07

Shareholder details		Shares and share class allotted	
Name(s) Adam Leon **Address** Grappenhall Ridge Broad Lane Grappenhall Cheshire UK	Post Code WA4 3HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,363
Name(s) Xavier LOGEAIS **Address** PARIS France	Post Code 75016	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,363
Name(s) Emmanuel LOUZIER **Address** Orvault France	Post Code 44700	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,401
Name(s) Andrew Norton **Address** Highett Australia	Post Code VIC 3190	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 340
Name(s) Vicky Pudney (Frankiss) **Address** Collaroy Plateau Australia	Post Code NSW 2097	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,043

Allotted Shares for the period 01/01/07 to 31/01/07

Shareholder details		Shares and share class allotted	
Name(s) James Rushworth **Address** Singapore	Post Code 275966	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 227
Name(s) Mike Stevenson **Address** Carlisle Place London UK	Post Code SW1P 1NH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 36,717
Name(s) Valentina Stojanovski (Papalevski) **Address** Newington Australia	Post Code NSW 2127	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 114
Name(s) Pascal TOUR **Address** LA GARENNE COLOMBES France	Post Code 92250	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 10,000
Name(s) Joanna Walstow **Address** Wedderburn Road London UK	Post Code NW3 5QJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 4,640

Allotted Shares for the period 01/01/07 to 31/01/07

Shareholder details		Shares and share class allotted	
Name(s) Sharif Wardak **Address** 's-HERTOGENBOSCH Holland	Post Code 5223 ZX	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 227
Name(s) Daniel Winzar **Address** Stoney Stratford Milton Keynes UK	Post Code MK11 1BJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 114

N/R

Companies House — for the record —

Company Name
MICHAEL PAGE INTERNATIONAL PLC

363s Annual Return

Company Type
Public Limited Company

Company Number
3310225

Information extracted from Companies House records on **24th January 2007**

> Please check the details printed in the "**Current details**" column.
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 3310225/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Page House 1 Dashwood Lang Road The Bourne Business Park Addlestone Surrey KT15 2QW**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** ~~Capita Irg The Registry~~ ~~34 Beckenham Road~~ ~~Beckenham~~ ~~Kent BR3 4TU~~	Address CAPITA REGISTRARS NORTHERN HOUSE, WOODSTONE PARK, FENAY BRIDGE, HUDDERSFIELD, WEST YORKSHIRE, ~~HD8~~ UK Postcode HD8 0LA
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Kelvin John STAGG** **Address** **291 St Margarets Road** **St Margarets** **Middlesex** **TW1 2PN**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723I of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Kelvin John STAGG ceased to be secretary (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Stephen John BOX** **Address** **Great Dewlands** **Dewlands Hill** **Rotherfield** **East Sussex** **TN6 3RU** **Date of birth** **13/09/1950** **Nationality** **British** **Occupation** **Non Executive Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Stephen John BOX ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Charles Henri DUMON **Address** Chemine De La Mairie 8A 1223 Cologny Switzerland **Date of birth** 30/09/1958 **Nationality** French **Occupation** Executive Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Charles Henri DUMON ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen John INGHAM **Address** Monks Hall Lower Sandhurst Road, Finchampstead Wokingham Berkshire RG40 3TH **Date of birth** 08/03/1962 **Nationality** British **Occupation** Executive Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Stephen John INGHAM ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Timothy John MILLER** **Address** ~~**Saint Maragarets Lodge** **48 Ledborough Lane** **Beaconsfield** **Buckinghamshire** **HP9 2DD**~~ **Date of birth** **13/10/1957** **Nationality** **British** **Occupation** **Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723I of the Companies Act 1985. Address 42 GRANTBRIDGE STREET LONDON N1 8JN UK Postcode N1 8JN Date of birth ~~[illegible]~~ IGNORE Nationality BRITISH Occupation DIRECTOR Date of change 01 / 12 / 2006 Date Timothy John MILLER ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Adrian Alastair MONTAGUE** **Address** **Pegsdon Barns** **Pegsdon** **Hitchin** **Hertfordshire** **SG5 3JZ** **Date of birth** **28/02/1948** **Nationality** **British** **Occupation** **Non Executive Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Adrian Alastair MONTAGUE ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Stephen Ronald PUCKETT** **Address** **The Cottage** **The Kings Drive Burhill Park** **Walton On Thames** **Surrey** **KT12 4BA** **Date of birth** 14/06/1961 **Nationality** British **Occupation** Executive Director	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____________ Occupation ____________ Date of change __ / __ / ____ Date Stephen Ronald PUCKETT ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Hubert Valentine REID** **Address** **74 Chelsea Park Gardens** **London** **SW3 6AE** **Date of birth** 24/11/1940 **Nationality** British **Occupation** Director	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____________ Occupation ____________ Date of change __ / __ / ____ Date Hubert Valentine REID ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

(C

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINAY

Number of shares issued: 333,334,274

Aggregate Nominal Value of issued shares: £3,333,343

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 333,334,274

Aggregate Nominal Value of issued shares: £3,333,343

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 30/01/2006

> **REMEMBER:**
*Changes to shareholder particulars or details of shares transferred to be **completed each year***
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

Company Number - 3310225

Section 4: Details of New Shareholders and Transfers (A) (ii)

- Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.
- Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.
- Please use Section 4B to give details of any persons or corporate bodies whc have ceased to be shareholders since the last annual return or, in the case of first return, since the incorporation of the company.
- Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 21/02/2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***30/1/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th January 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name SABRINA FREELAND

Telephone number *inc code* 01932 264144

Address 1 DASHWOOD LANG RD, THE BOURNE BUSINESS PARK, ADDLESTONE, SURREY

DX number *if applicable*

DX exchange

Postcode KT15 2QW

RECEIVED

2007 APR -9 A 10:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	02	2007	28	02	2007

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	283,715		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.57 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

WEDNESDAY

This

ATMI8NUW
A59 14/03/2007 390
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/3/07.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the *public record.*

	Tel
DX number	DX exchange

Allotted Shares for the period 01/02/07 to 28/02/07

Shareholder details		Shares and share class allotted	
Name(s) Simon Bell		**Class of shares allotted**	**Number allotted**
Address Widmerpool Road Wysall Notts UK	Post Code NG12 5PL	£0.01 ordinary shares	1,501
Name(s) Andy Bentote		**Class of shares allotted**	**Number allotted**
Address London UK	Post Code W4 5DN	£0.01 ordinary shares	5,362
Name(s) Matthew Cook		**Class of shares allotted**	**Number allotted**
Address Elsternwick Australia	Post Code VIC 3185	£0.01 ordinary shares	3,193
Name(s) Paul Cooper		**Class of shares allotted**	**Number allotted**
Address Woodside Wimbledon London UK	Post Code SW19 7QN	£0.01 ordinary shares	1,501
Name(s) Sue Cooper		**Class of shares allotted**	**Number allotted**
Address BUSHEY HEATH HERTFORDSHIRE UK	Post Code WD23 4HS	£0.01 ordinary shares	2,889

Allotted Shares for the period 01/02/07 to 28/02/07

Shareholder details		Shares and share class allotted	
Name(s) Dale Cosgrove **Address** Coolum Australia	Post Code QLD 4573	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,985
Name(s) Yann FESSARD DE FOUCAULT **Address** LEVALLOIS PERRET France	Post Code 92300	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,420
Name(s) Alex Foxell **Address** Wimbledon London UK	Post Code SW19 1HY	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,700
Name(s) Jo Francis **Address** Godalming Surrey UK	Post Code GU7 2BE	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 632
Name(s) Stuart Gilboy **Address** Cuckfield West Sussex UK	Post Code RH17 5JQ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 376

Allotted Shares for the period 01/02/07 to 28/02/07

Shareholder details		Shares and share class allotted	
Name(s) Phillip Guest **Address** Hunters Hill Australia	Post Code NSW 2110	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 84,954
Name(s) Alex Holbrook (Cooper) **Address** Battersea London UK	Post Code SW11 3DP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,047
Name(s) Camilla Howden **Address** Reigate Surrey UK	Post Code RH2 7JN	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 376
Name(s) Jean KERCKHOVE **Address** charnay France	Post Code 69380	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 5,238
Name(s) Robert Klein **Address** Frankfurt / Main Germany	Post Code 60320	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 376

Allotted Shares for the period 01/02/07 to 28/02/07

Shareholder details		Shares and share class allotted	
Name(s) Adam Leon **Address** Grappenhall Ridge Broad Lane Grappenhall Cheshire UK	Post Code WA4 3HS	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 3,143
Name(s) Simon Lewis **Address** Apt 1218 New York USA	Post Code NY 10016	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 81,213
Name(s) Emmanuel LOUZIER **Address** Orvault France	Post Code 44700	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 262
Name(s) Simon Meyer **Address** Annandale Australia	Post Code NSW 2038	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 6,650
Name(s) Eric Mohr **Address** MUIDEN Holland	Post Code 1398 AV	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 751

Allotted Shares for the period 01/02/07 to 28/02/07

Shareholder details		Shares and share class allotted	
Name(s) Mitchell Partington **Address** Crosby Merseyside UK	Post Code L23 2RH	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 376
Name(s) Laurence Pengelly **Address** Apt. 7B New York USA	Post Code NY 10174	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 60,000
Name(s) Philippe PERRET **Address** Chicago USA	Post Code 60613	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 7,574
Name(s) Michelle Peterson (Fayle) **Address** Middle Park Australia	Post Code VIC 3206	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 227
Name(s) James Rushworth **Address** Singapore	Post Code 275966	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 524

Allotted Shares for the period 01/02/07 to 28/02/07

Shareholder details		Shares and share class allotted	
Name(s) Stephen Rutherford **Address** Balham London UK	Post Code SW12 8HP	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,252
Name(s) Valentina Stojanovski (Papalevski) **Address** Newington Australia	Post Code NSW 2127	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 262
Name(s) Stewart Stone **Address** Penn Bucks UK	Post Code HP10 8ET	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 1,021
Name(s) Anne Wilkie **Address** Trumps Green Road Virginia Water Surrey UK	Post Code GU25 4EJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 2,648
Name(s) Daniel Winzar **Address** Stoney Stratford Milton Keynes UK	Post Code MK11 1BJ	**Class of shares allotted** £0.01 ordinary shares	**Number allotted** 262

END